

July 25, 2023

Le Thi Thu Thuy
Chief Executive Officer
VinFast Auto Pte. Ltd.
Dinh Vu – Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City, Vietnam

>   **Re: VinFast Auto Pte. Ltd.**
>   **Amendment No. 4 to Registration Statement on Form F-4**
>   **Filed July 19, 2023**
>   **File No. 333-272663**

Dear Le Thi Thu Thuy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023 letter.

Amended Registration Statement on Form F-4

Proposal No. 3 - The Articles Amendment Proposal, page 127

1.   We note your response to comment 2 and are unable to agree that the removal of the requirement to maintain $5,000,001 in net tangible assets would not present any risk to investors. We note that this amendment to the charter is not conditioned on any other proposal but will be adopted only if the business combination proposal is approved. In the event this proposal and the business combination proposal is approved but the merger does not occur, the shareholders will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely also no longer meet the Nasdaq listing standards. Please provide clear disclosure that removal

Le Thi Thu Thuy
VinFast Auto Pte. Ltd.
July 25, 2023
Page 2

of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

You may contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing